Exhibit 99.1

ASX ANNOUNCEMENT

9 April 2019

Lapse of Employee Share Options

Melbourne, Australia, 9 April 2019: Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE, “Company”), advises that 15,000,000 unlisted share options granted pursuant to the Company’s employee option plan have lapsed. The details of these lapsed options are:

Unlisted employee option reference	Exercise price	Options lapsed
GTGAD (expiring 11 December 2021)	$0.010	500,000
Total		500,000

Accordingly, as at the date of this announcement, there are a total of 53,866,667 outstanding options over shares in the Company.

About Genetic Technologies Limited

Genetic Technologies is a diversified molecular diagnostics company embracing blockchain technologies across genomic testing platforms. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class.  For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Genetic Technologies is developing a pipeline of risk assessment products including a novel colorectal cancer (CRC) test. For more information, please visit www.gtgcorporate.com

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

FOR FURTHER INFORMATION PLEASE CONTACT

Mr Paul Viney

Company Secretary

Genetic Technologies Limited

+61438072616

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040